

November 13, 2014

<u>Via E-mail</u>
Tommie Ray
President
Have Gun Will Travel, Inc.
5850 Canoga Avenue, 4th Floor
Woodland Hills, California 91367-6554

     Re: Have Gun Will Travel Entertainment, Inc.
            Item 4.01 Form 8-K
            Filed November 5, 2014
            File No. 333-193768

Dear Mr. Ray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. Please amend your Form 8-K to include the required letter from your former auditor. In this regard, we note that the letter filed as exhibit 16 does not state whether the firm agrees or disagrees with statements made by you in the 8-K. Refer to Item 304(a)(3) of Regulation S-K and include an appropriate letter from your prior auditor in your amended 8-K.

2. Please amend your Form 8-K disclosure concerning disagreements to cover the most recent two fiscal years and the interim period from the date of the last audited financial statements through the date of the change in auditor. See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

3. Disclose whether the former auditor's report on your financial statements for either of the <u>past two fiscal years</u> contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so,

describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

4. Please amend your Form 8-K to include the disclosures required by Item 304(a)(2) of Regulation S-K with regard to the appointment of Sadler and Gibb. Your revised 8-K should specifically identify any consultations with Sadler and Gibb during the two most recent fiscal years and subsequent interim period through the date of their appointment. In addition, please revise to indicate whether the decision to hire Sadler and Gibb was recommended or approved by your board of directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant